Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: January 27, 2023

PRESS RELEASE
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Friday 27 January 2023 –8 am CET

DISCLOSURE REGARDING

A TRANSPARENCY NOTIFICATION AND

DISCLOSURE REGARDING A 13D FILING BY

FAMATOWN FINANCE LIMITED

(Article 14, 1st paragraph, of the Law of 2 May 2007

relating to the disclosure of

important shareholdings in listed companies)

1.	Summary of the notification

ANTWERP, Belgium, 27 January 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) received two transparency notifications, one dated 19 January 2023 from Famatown Finance Limited and C.K. Limited and another one dated 23 January 2023 from Famatown Finance Limited. The first transparency notification, dated 19 January 2023 made notice of the fact that Famatown Finance Limited and C.K. Limited crossed the 20% threshold, at that moment holding together 20.59% (including treasure shares, please also refer to our press release dated 23 January 2023 related to a 13D-filing in the US). According to the second transparency notification, dated 23 January 2023, Famatown Finance Limited now holds 15,06% of the voting rights in the Company pursuant to an acquisition on 23 January 2023. Famatown Finance Limited has thereby crossed the 15% threshold. With the additional shares purchased by Famatown Finance Limited, C.K.Limited now holds 21,27% of the voting rights in the Company.

2.	Content of the notification from 19 January 2023

The notification dated 19 January 2023 contains the following information:

•	Reason for the notification:

Acquisition or disposal of voting securities or voting rights

•	Notification by:

A parent undertaking or a controlling person

•	Persons subject to the notification requirement:

C.K.Limited, 28 Esplanade, St. Helier, Jersey JE2 3QA

Greenwich Holdings Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus

Famatown Finance Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus

Hemen Holding Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus

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Frontline Ltd., John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus

•	Transaction date:

19/01/2023

•	Threshold that is crossed:

20%

•	Denominator:

220,024,713

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
C.K.Limited	0	0	0	0.00%	0,00%
Famatown Finance Limited	24,216,865	31,643,865		14.38%
Frontline Ltd.	13,664,613	13,664,613		6.21%
Subtotal	37,881,478	45,308,478		20.59%
	TOTAL	45,308,478	0	20.59%	0,00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

	TOTAL			0	0.00%

TOTAL (A & B)	# of voting rights	% of voting rights
	45,308,478	20.59%

•

C.K. Limited (which is not controlled) controls Greenwich Holdings Limited. Greenwich Holdings Limited holds all shares in (i) Famatown Finance Limited and (ii) Hemen Holding Limited. Although Hemen Holding does not own a majority stake in Frontline or otherwise deems to exercise a controlling influence over Frontline, Hemen Holding has exercised the majority of voting rights at the last two annual general meetings of

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Frontline, which falls within the Belgian concept of control, (solely) for the purposes of this notification.

3.	Content of the notification from 23 January 2023

The notification dated 23 January 2023 contains the following information:

•	Reason for the notification:

Acquisition or disposal of voting securities or voting rights

•	Notification by:

A parent undertaking or a controlling person

•	Persons subject to the notification requirement:

C.K.Limited, 28 Esplanade, St. Helier, Jersey JE2 3QA

Greenwich Holdings Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus

Famatown Finance Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus

Hemen Holding Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus

Frontline Ltd.

John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus

•	Transaction date:

23/01/2023

•	Threshold that is crossed:

15%

•	Denominator:

220,024,713

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
C.K.Limited	0	0	0	0.00%	0,00%
Famatown Finance Limited	31,643,865	33,128,865		15.06%
Frontline Ltd.	13,664,613	13,664,613		6.21%
Subtotal	45,308,478	46,793,478		21.27%
	TOTAL	46,793,478	0	21.27%	0,00%

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Friday 27 January 2023 –8 am CET

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

	TOTAL			0	0.00%

TOTAL (A & B)	# of voting rights	% of voting rights
	46,793,478	21.27%

•

C.K. Limited (which is not controlled) controls Greenwich Holdings Limited. Greenwich Holdings Limited holds all shares in (i) Famatown Finance Limited and (ii) Hemen Holding Limited. Although Hemen Holding does not own a majority stake in Frontline or otherwise deems to exercise a controlling influence over Frontline, Hemen Holding has exercised the majority of voting rights at the last two annual general meetings of Frontline, which falls within the Belgian concept of control, (solely) for the purposes of this notification.

4.	13D Filing

Euronav further reports that Famatown Finance Limited has filed a Form 13D on 26 January 2023 with the US Securities and Exchange Commission. A copy of such filing, including further information on the purposes of the transaction (Item 4.), can be consulted on our website: https://www.euronav.com/en/investors/company-news-reports/sec-filings/.

According to the filing, Famatown Finance Limited acquired 4,785,000 additional shares and today holds, together with related companies, 50,426,748 shares in Euronav or 24.99% of the shares outstanding (excluding treasury shares).

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Friday 27 January 2023 –8 am CET

5.	Miscellaneous

This press release is available on the Company’s website in the investor relations section: https://www.euronav.com/investors/company-news-reports/press-releases/2023/

Both transparency notifications are available on the Company’s website in the investor relations section: https://www.euronav.com/investors/share-securities-information/transparency-declaration/declaration/

*

*  *

Contact:

Brian Gallagher – Head of IR Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Announcement of Q4 earnings: 2 February 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 40 VLCCs (with further two under construction), 22 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) with a further five under construction and 2 FSO vessels under long term contract.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

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The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.